

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Leslie Yu
Chief Executive Officer
QUHUO Ltd
3rd Floor, Block D, Tonghui Building
No. 1132 Huihe South Street, Chaoyang District
Beijing, People's Republic of China

     Re: QUHUO Ltd
         Amendment No. 2 to Draft Registration Statement on Form F-1
         Submitted December 18, 2019
         CIK No. 0001781193

Dear Mr. Yu:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Business
Our Solutions, page 110

1.   We note your disclosure on page 14 that "[you] generated approximately 96% of our total revenues from two major industry customers, *Meituan* and *Ele.me"* and on page 16 that your industry customers typically require you "to adhere to their standard form contracts, and there is little room to negotiate the terms and conditions that deviate from such standard form contracts." In this regard, please revise your disclosure here or elsewhere in your filing, to provide a summary of the key terms and conditions of the material agreements with these industry customers. For example, given your dependence on these

industry customers and your inability to negotiate the terms of the contracts, please discuss, key penalty fees and material liability and indemnification provisions, if any.

Description of American Depositary Shares
Jurisdiction and Arbitration, page 171

2. We note your revisions in response to prior comment 3 and we reissue the comment in-part. Please revise to clearly disclose whether your exclusive forum provision applies to claims under the U.S. federal securities laws. In this regard, we note that your disclosure on pages 47 and 171 state that the mandatory arbitration and waiver of jury trial provisions, respectively, include claims under the U.S. federal securities laws. Please provide similar disclosure with regards to your exclusive forum provision. If the provision does not apply to actions arising under the U.S. federal securities laws, please ensure that the prospectus disclosure and such provision in the deposit agreement state this clearly. As a related matter, please enhance your risk factor disclosure on page 47 to discuss, as you do for the mandatory arbitration provision, that the exclusive forum provision may result in increased costs to bring a claim and may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

You may contact Jennifer López, at 202-551-3792 or Lilyanna Peyser, at 2025-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services